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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. _______)*


                          Pulse Engineering, Inc.
                     --------------------------------
                             (Name of Issuer)

       Warrant to Purchase 655,489 shares of common stock of Issuer
     ----------------------------------------------------------------
                      (Title of Class of Securities)

                              Not Applicable
                ------------------------------------------
                              (Cusip Number)

           David R. Flowers; President; Pulse Engineering, Inc.;
       12220 World Trade Drive, San Diego, CA 92128; (619) 674-8263
      ---------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               May 22, 1995
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SEC 1746(12-9)

                               SCHEDULE 13D
CUSIP NO.    Not Applicable                         Page      of     Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Technitrol, Inc./23-1292472
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*             (a) [ ]
                                                                    (b) [ ]

- ---------------------------------------------------------------------------
3    SEC USE ONLY

- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [ ]

- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
- ---------------------------------------------------------------------------


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                 --------------------------------------------------------
                 7   SOLE VOTING POWER
                     655,489
                 --------------------------------------------------------
                 8   SHARED VOTING POWER

                 --------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     655,489
                 --------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER


- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     655,489
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer

     This statement relates to a warrant to purchase shares of Class B Non-Voting Common Stock convertible into Class A Voting Common Stock of Pulse Engineering, Inc.; 12220 World Trade Drive; San Diego, California 92128.


Item 2.   Identity and Background

          Name:                         Technitrol, Inc.

          State of Incorporation:       Pennsylvania

          Principal Business:           the manufacture of electronic
                                        components, electrical contacts and
                                        assemblies, thermostatic and clad-
                                        metal products, mechanized scales
                                        and force measurement products,
                                        material testing systems, and cash
                                        counters and dispensers

          Principal Business Address:   1952 E. Allegheny Avenue;
                                        Philadelphia, PA  19134

          Principal Office Address:     1210 Northbrook Drive, Suite 385;
                                        Trevose, PA  19053

Item (d): During the last five (5) years, Technitrol, Inc. has not been convicted in a criminal proceeding

Item (e): During the last five (5) years, Technitrol, Inc. has not been subject to any judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     Technitrol, Inc. purchased the securities by borrowing $4,768,682.48 pursuant to a line of credit with CoreStates Bank, N.A.


Item 4.   Purpose of Transaction

     Technitrol, Inc. ("Technitrol") acquired the securities in contemplation of entering into a merger agreement with Pulse Engineering, Inc. ("Pulse"). On May 23, 1995, Technitrol entered into a definitive merger agreement with Pulse. Under the merger agreement, Technitrol would acquire all the issued and outstanding Pulse shares of common stock for approximately $24.0 million in cash and approximately 1,650,000 shares of Technitrol common stock and Pulse would become a wholly-owned subsidiary of Technitrol.


Item 5.   Interest in Securities of the Issuer

     (a) Technitrol has acquired a warrant to purchase 655,489 shares of Pulse common stock. Based upon Pulse's most recent public filings, the warrant represents beneficial ownership of approximately 9.1% of the issued and outstanding Pulse common stock.

     (b) Technitrol has sole power to vote any shares purchased pursuant to the warrant.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to Be Filed as Exhibits

     (1) There is no written agreement governing the borrowing of funds to finance the acquisition as disclosed in Item 3.

     (2) The Merger Agreement between Technitrol and Pulse will be filed as an Exhibit to the Registration Statement on Form S-4 to be filed by Technitrol.



                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   May 31, 1995                           /S/Albert Thorp, III
- -----------------               ------------------------------------------
      Date                                     Signature

                                Albert Thorp, III, Vice President of
                                  Finance and Treasurer
                                ------------------------------------------
                                               Name/Title